SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

G21515104
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY1-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,962,076 Ordinary Shares (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,962,076 Ordinary Shares (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,962,076 Ordinary Shares (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IA

* Consists of 2,751,200 Ordinary Shares held by funds managed by Hillhouse Capital Advisors, Ltd. ("HCA") and 210,876 Ordinary Shares held by funds managed by Hillhouse Capital Management, Ltd. ("HCM"). HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,962,076 Ordinary Shares (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,962,076 Ordinary Shares (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,962,076 Ordinary Shares (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IA

* Consists of 2,751,200 Ordinary Shares held by funds managed by HCA and 210,876 Ordinary Shares held by funds managed by HCM. HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 19, 2019 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 27, 2020 ("Amendment No. 1") and Amendment No. 2 to the Schedule 13D filed with the SEC on May 8, 2020 ("Amendment No. 2", and together with the Original Schedule 13D, Amendment No. 1 and as amended hereby, the "Schedule 13D") with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D. This Amendment No. 3 amends Items 4, 5(a)-(c), 6 and 7 as set forth below.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 16, Joseph Chow ("Mr. Chow"), chairman and chief executive officer of the Issuer, executed a deed of adherence (the "Chairman Adherence Deed") to the Consortium Agreement and joined the Buyer Consortium as an Initial Consortium Member. For the purposes of the Schedule 13D, and where the context so provides, all references to the "Buyer Consortium" shall now be deemed to include Mr. Chow.

On September 16, the Initial Consortium Members (which, for the avoidance of doubt, includes Mr. Chow) entered into a letter agreement (the "Exclusivity Extension Letter"), pursuant to which the Exclusivity Period (as defined in Section 4.1 of the Consortium Agreement) was extended from September 18, 2020 to December 17, 2020.

In connection with the entry into the Chairman Adherence Deed and Exclusivity Extension Letter, the Board has granted to the Initial Consortium Members and other applicable parties a waiver from complying with certain restrictions as agreed under (i) that certain investor rights agreement, dated as of January 1, 2018, by and between PWM and the Issuer, and (ii) those certain confidentiality agreements, dated as of October 20, 2019, entered into by each of Beachhead, PWM, Parfield, CITIC Capital, HH Sum and Temasek, respectively, and the Issuer. The Board has also determined, among other things, that the Initial Consortium Members and their respective affiliates will not be deemed to be an “Acquiring Person” under the Issuer’s currently effective preferred shares rights agreement, nor shall any provision under such preferred shares rights agreement be otherwise triggered in connection with the entry into, or the performance of any obligations under, the Chairman Adherence Deed, the Consortium Agreement and the Exclusivity Extension Letter.

References to the Exclusivity Extension Letter and Chairman Deed of Adherence in this Amendment No. 3 are qualified in their entirety by reference to the Exclusivity Extension Letter and the Chairman Deed of Adherence, which are attached hereto as Exhibit 8 and Exhibit 9, respectively, and are incorporated herein by reference in their entirety.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon an aggregate of 38,583,877 Ordinary Shares outstanding as of June 30, 2020 as disclosed in the Exhibit 99.2 of the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 17, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement, the parties to that agreement are deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act, and such "group" is deemed to beneficially own an aggregate of 26,486,140 Ordinary Shares, which represents approximately 68.6% of the total number of Ordinary Shares issued and outstanding as of June 30, 2020. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Ordinary Shares beneficially owned by the other members of the Buyer Consortium and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	The Reporting Persons have not effected any transactions in the Ordinary Shares within the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 3 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 8:	Exclusivity Extension Letter, dated as of September 16, 2020, by and among the Initial Consortium Members.

Exhibit 9:	Chairman Adherence Deed, dated as of September 16, 2020, by Mr. Chow.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 18, 2020

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance
Officer

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance
Officer

EXHIBIT 8

EXCLUSIVITY EXTENSION LETTER

STRICTLY CONFIDENTIAL

Execution Version

To: Parties listed on the signature pages hereto

September 16, 2020

Re: Exclusivity Period

References are made in this letter (this “Letter”) to (i) the preliminary non-binding proposal, dated as of September 18, 2019, to acquire for cash all of the ordinary shares of China Biologic Products Holdings, Inc. (the “Company”) not currently owned by a consortium (the “Buyer Consortium”) consisting of, among others, Beachhead Holdings Limited (“Beachhead”), PW Medtech Group Limited (“PWM”), CITIC Capital China Partners IV, L.P., represented by its general partner CCP IV GP Ltd. (“CITIC Capital”), Parfield International Ltd. (“Parfield”), HH Sum-XXII Holdings Limited (“HH Sum”) and V-Sciences Investments Pte Ltd (“V-Sciences”) (the transactions contemplated by such proposal, the “Proposed Transaction”); (ii) that certain consortium agreement, dated as of September 18, 2019, by and among Beachhead, PWM, CITIC Capital, Parfield, HH Sum and V-Sciences (as amended by amendment no. 1 thereto dated as of January 23, 2020 and as further amended, restated or modified from time to time, the “Consortium Agreement”); and (iii) that certain deed of adherence to the Consortium Agreement, dated on or about the date hereof, by Mr. Joseph Chow (“Mr. Chow”), chairman and chief executive officer of the Company, pursuant to which Mr. Chow will join the Buyer Consortium. Capitalized terms used but not defined in this Letter have the meanings given to them in the Consortium Agreement.

In consideration of the on-going discussions among, and efforts by, the members of the Buyer Consortium in connection with the Proposed Transaction, each party to this Letter hereby agrees that:

(A)	with respect to such party, the Exclusivity Period as defined in Section 4.1 of the Consortium Agreement shall be extended to December 17, 2020;

(B)	the provisions under Article IV (other than Section 4.9 and Section 4.10) of the Consortium Agreement are hereby incorporated by reference in their entirety into this Letter and shall apply to the parties to this Letter, in each case mutatis mutandis; provided that (i) references to the “Exclusivity Period” under such provisions shall have the meaning described under clause (A) above, (ii) references to the “Parties” under such provisions shall refer to the parties to this Letter and (iii) references to “this Agreement” under such provisions shall refer to the Consortium Agreement as modified by this Letter; and

(C)	for the avoidance of doubt, except as expressly stated herein with respect to the parties hereto, the provisions of the Consortium Agreement are and shall remain in full force and effect pursuant to the terms thereof.

The provisions of Article VII (Announcements and Confidentiality), Article VIII (Notices) and Article X (Miscellaneous) of the Consortium Agreement shall apply mutatis mutandis to this Letter.

[Signature Page to Follow]

Sincerely,

Beachhead Holdings Limited

By:	/s/ Hui Li
Name:	Hui Li
Title:	Director

Double Double Holdings Limited

By:	/s/ Hui Li
Name:	Hui Li
Title:	Director

Point Forward Holdings Limited

By:	/s/ Hui Li
Name:	Hui Li
Title:	Director

Notice details:

Suite 1008, Two Pacific Place, 88 Queensway,
Hong Kong
Attention: Andrew Chan

with a copy to (which shall not constitute notice):

Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Gary Li; Xiaoxi

[Signature Page to Exclusivity Extension Letter]

Acknowledged and agreed by:

Joseph Chow

/s/ Joseph Chow

Notice details:

Address:	18F, Jialong International Tower, No. 19 Chaoyang Park Road,
Chaoyang District, Beijing, 100125, China
Attention:	Joseph Chow

[Signature Page to Exclusivity Extension Letter]

Acknowledged and agreed by:

PW Medtech Group Limited (普华和顺集团公司)

By:	/s/ Yue’e Zhang
Name:	Yue’e Zhang
Title:	Director

Notice details:

PW Medtech Group Limited
Building 1, No. 23 Panlong West Road
Pinggu District, Beijing
PRC 101204
Attention: George Chen

With a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati
Suite 1509, 15/F, Jardine House
1 Connaught Place, Central
Hong Kong
Attention: Weiheng Chen

[Signature Page to Exclusivity Extension Letter]

Acknowledged and agreed by:

CITIC Capital China Partners IV, L.P.,
represented by its general partner CCP IV GP Ltd.

By:	/s/ Rikizo Matsukawa
Name:	Rikizo Matsukawa
Title:	Director

Notice details:

c/o CITIC Capital Partners Management Limited
28/F, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong
Attention: Vicki Hui/Karen Chiu

with a copy to (which shall not constitute notice):

Latham & Watkins LLP
18th Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Attention: Frank Sun

[Signature Page to Exclusivity Extension Letter]

Acknowledged and agreed by:

Parfield International Ltd.

By:	/s/ Marc Chan
Name:	Marc Chan
Title:	Director

Notice details:

Unit No. 21E, 21st Floor, United Centre
95 Queensway, Admiralty Hong Kong
Attention: Marc Chan
Facsimile: (852)2571-8400

with a copy to (which shall not constitute notice):

K&L Gates LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158
United States of America
Attention: Christopher H. Cunningham
Facsimile: (206)370-6040

and

K&L Gates
44/F., Edinburgh Tower
The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Michael Chan
Facsimile: (852)25119515

[Signature Page to Exclusivity Extension Letter]

Acknowledged and agreed by:

HH SUM-XXII Holdings Limited

By:	/s/ Colm O’Connell
Name:	Colm O’Connell
Title:	Authorized Signatory

Notice details:

Attention: Wei CAO
Address: Suite 2202, 22nd Floor, Two
International Finance Centre
8 Finance Street, Central, Hong Kong
Email: wcao@hillhousecap.com
With a copy to Adam Hornung
Email: Legal@hillhousecap.com

with a copy to (which shall not constitute notice):

Weil, Gotshal & Manges
29/F, Alexandra House
18 Chater Road, Central, Hong Kong
Attention: Tim Gardner; Chris Welty

[Signature Page to Exclusivity Extension Letter]

Acknowledged and agreed by:

V-Sciences Investments Pte Ltd

By:	/s/ Khoo Shih
Name:	Khoo Shih
Title:	Authorized Signatory

Notice details:

Address:	60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891

Attention:	Khoo Shih
khooshih@temasek.com.sg
+65 6828 6943

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 bong San Huan Zhong Lu
Chaoyang District, Beijing, China
Attention: Denise Shiu
Email: DShiu@cgsh.com
Tel: + 86 10 5920 1080

[Signature Page to Exclusivity Extension Letter]

EXHIBIT 9

DEED OF ADHERENCE

PRIVILEGED and CONFIDENTIAL

Execution Version

Deed of Adherence

This Deed of Adherence (this “Deed”) is entered into on September 16, 2020

BY: Mr. Joseph Chow (“Mr. Chow”), a citizen of the United States of America

RECITALS:

(A)       On September 18, 2019, that certain consortium agreement (as amended by amendment no. 1 thereto (the “Amendment No. 1”) dated as of January 23, 2020, the “Consortium Agreement”) was entered into by and among the parties listed on Annex A to this Deed (as supplemented by the Amendment No. 1, the “Existing Parties”), pursuant to which the Existing Parties proposed to, among other things, undertake the Transaction (as defined in the Consortium Agreement).

(B)       Mr. Chow will be admitted to the Buyer Consortium (as defined in the Consortium Agreement) as “Additional Party” and will be designated as “Initial Consortium Member” pursuant to Section 1.4 of the Consortium Agreement.

(C)       Mr. Chow now wishes to participate in the Transaction contemplated under the Consortium Agreement as a member of the Buyer Consortium by executing this Deed, and to be bound by the terms of the Consortium Agreement as an Initial Consortium Member thereto.

THIS DEED WITNESSES as follows:

1.	Defined Terms And Construction

(a)	Capitalized terms used but not defined herein shall have the meaning set forth in the Consortium Agreement.

(b)	This Deed shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.

2.	Undertakings

(a)	Assumption of obligations

Mr. Chow undertakes to each other Party to the Consortium Agreement that he will, with effect from the date hereof, perform and comply with each of the obligations of an Initial Consortium Member as if he had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof and the Existing Parties agree that where there is a reference to a “Initial Consortium Member” it shall be deemed to include a reference to Mr. Chow and with effect from the date hereof, all the rights of an Initial Consortium Member provided under the Consortium Agreement will be accorded to Mr. Chow as if he had been an Initial Consortium Member under the Consortium Agreement at the date of execution thereof. The number of Rollover Securities of Mr. Chow and/or the amount of Cash Contribution proposed to be made by Mr. Chow and the Contemplated Ownership Percentage of Mr. Chow are set forth in Schedule A hereto.

3.	Representations And Warranties

(a)	Mr. Chow represents and warrants to each of the other Parties as follows:

(1)	Due Authorization

He has full power and authority to execute and deliver this Deed, and to perform his obligations hereunder.

(2)	Legal, Valid and Binding Obligation

This Deed has been duly executed and delivered by Mr. Chow and constitutes the legal, valid and binding obligation of Mr. Chow, enforceable against him in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, moratorium and other Laws affecting creditors’ rights generally and general principles of equity).

(3)	Ownership

As of the date of this Deed, (i) Mr. Chow is the sole Beneficial Owner of and has good and valid title to the Company Securities set forth opposite its name in Schedule B hereto, free and clear of any Liens, other than any Liens pursuant to this Deed, or arising under the memorandum or articles of association of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Deed, subject to the last sentence of this Section 3(a)(3), Mr. Chow’s Company Securities listed in Schedule B hereto constitute all of the Ordinary Shares, Company Options and Company Restricted Share (and any other securities convertible, exercisable or exchangeable into or for any Ordinary Shares) Beneficially Owned or owned of record by it. Except as otherwise indicated on Schedule B hereto, Mr. Chow is and will be the sole record holder and Beneficial Owner of the Covered Securities and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Deed and the Consortium Agreement with respect to the Covered Securities. Mr. Chow has not taken any action described in Section 4.7 of the Consortium Agreement.

(4)	Reliance

Mr. Chow acknowledges that the Existing Parties have consented to the admission of him to the Buyer Consortium on the basis of and in reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(3) above, and the Existing Parties’ consent was induced by such representations and warranties.

4.	Miscellaneous

Article VIII (Notices), Section 7.2 (Confidentiality) and Section 10.8 (Governing Law and Venue) of the Consortium Agreement shall apply mutatis mutandis to this Deed.

[Signature page follows.]

IN WITNESS WHEREOF, Mr. Chow has executed this Deed as a deed and delivered this Deed as of the day and year first above written

EXECUTED AS A DEED BY

JOSEPH CHOW

/s/ Joseph Chow

in the presence of

Signature:	/s/ Yuan Liu

Name: Yuan Liu

Occupation: Secretary of CBPO CEO

Address:	18F, Jialong International Tower, No. 19 Chaoyang Park Road,
Chaoyang District, Beijing, 100125, China

Notice Details:

Address:	18F, Jialong International Tower, No. 19 Chaoyang Park Road,
Chaoyang District, Beijing, 100125, China

Annex A

Existing Parties

Beachhead Holdings Limited

Double Double Holdings Limited

Point Forward Holdings Limited

PW Medtech Group Limited (普华和顺集团公司)

Parfield International Ltd.

CITIC Capital China Partners IV, L.P.

HH Sum-XXII Holdings Limited

V-Sciences Investments Pte. Ltd

Schedule A

Contributions to Holdco and Contemplated Ownership Percentage

Schedule B

Beneficial Ownership of Company Securities